

INVEST IN GIO'S OUTDOORS · ON WEFUNDER
THE AI-POWERED
OUTDOOR STORE
& BIKE SHOP
Trek bikes & e-bikes, archery pro shop, kayaks, camping & apparel — Main Street retail, rebuilt with AI to run smarter, faster and leaner.
3
STORES + ONLINE
4.7 ★
109 CUSTOMER REVIEWS
ALL
MAKES & E-BIKES SERVICED
AI VISION · GIO'S OUTDOORS 99.8%
Gio's OUTDOORS
Suite I
Suite J
SMART INVENTORY ✓
GO RIDE · GO HUNT · GO FISH · GO PADDLE · GO OUTSIDE
LEAVENWORTH · RAYMORE · SMITHVILLE | giosoutdoors.com

giosoutdoors.com Smithville, MO

GIO'S OUTDOORS

Three Kansas City-area outdoor stores and bike shops, with a fourth on the way in Lenexa

Highlights

1. Three stores: Smithville, MO, Leavenworth, KS and Raymore, MO
2. Fourth store planned at the new Vista Village development in Lenexa, KS
3. Trek Preferred Retailer, with bike repair for all makes, e-bikes included

4. Online store can drop-ship 100,000+ products straight from suppliers
5. Bikes, archery pro shop, kayaks, fishing, hunting, camping and apparel
6. Self-serve kayak rentals through the Share Kayak app
7. Started in 2017 as the Smithville Bike Co-op, a local Facebook group

Featured Investor

D

Damien Boley
Syndicate Lead

Follow

Invested $30,000

"I believe Gio's Outdoors has the potential to become something much bigger than a traditional outdoor retail business. What makes this company particularly exciting is the combination of a genuine passion for the outdoors, a strong community foundation, and a forward-thinking approach to building and scaling a modern retail business.

What stands out to me is the execution. Gio's Outdoors has evolved from its community roots into a growing outdoor business spanning bicycles, e-bikes, kayaks, archery, and outdoor equipment. Rather than simply relying on traditional retail, the team is investing in technology and supplier integrations to expand its online offering, improve efficiency, and make more than 100,000 products accessible to customers without having to carry all that inventory themselves.

I particularly like that the business is building on an existing foundation rather than starting from scratch. It has an established presence, real operating experience, customer relationships, and a community that has grown alongside the business. The reported 400% year-to-date growth is an encouraging indication of the momentum being built.

I also believe there is a significant opportunity in bringing the outdoor retail experience into a more accessible, connected, and technology-enabled model. The combination of physical locations, online commerce, outdoor rentals, and an expanding product offering gives Gio's Outdoors multiple avenues for growth.

Most importantly, I see a team with ambition, a clear vision, and a willingness to do the hard work of building something sustainable. I believe in the direction of the company and its opportunity to grow into a much larger outdoor retail brand. I'm excited to see what the next chapter brings and believe Gio's Outdoors is a business worth watching."

& 7 more

Team



Bob Wescott Owner

Bob owns Gio's Outdoors. He spent 20 years at H&R Block, where he was Director of Technology.

Pitch Deck


Gio's
OUTDOORS
The Outdoor Store for Everyone
FRIENDS & FAMILY SERIES
St. Joe
Smithville
Leavenworth
Raymore
December 2025 | Confidential

Memo

What Gio's Outdoors is

What Gio's Outdoors is

Gio's Outdoors is an independent outdoor store and bike shop in the Kansas City area. One stop covers most of what people need to get outside:

- **Bikes.** Trek bikes and e-bikes, plus parts and accessories. We're a Trek Preferred Retailer.
- **Bike repair.** We service all makes and models, e-bikes included, at all three stores.
- **Archery.** A pro shop that cuts arrows, tunes bows and sells targets.
- **Water.** Kayaks, kayak gear, and self-serve kayak rentals through the Share Kayak app.
- **Fishing and hunting.** Bait and tackle, with live bait in Smithville, and hunting gear.
- **Camping and apparel.** Camping gear and clothing for women and men.


314

How it started

Gio's began as a community, not a store. In 2017 Bob Wescott started the Smithville Bike Co-op as a Facebook group where local riders traded advice, parts and rides. In 2019 the co-op opened a shop. When everyone wanted a bike in 2020, the co-op found used bikes, fixed them up and got them back on the road. It became a Trek partner store, donated bikes with several nonprofits and co-hosted many events.

In 2022 Bob started Paradise Outfitters, an outdoor business on the 7,200-acre lake near Smithville, with family, ladies' and youth nights. In 2023 it signed a five-year agreement with Clay County to operate at the lake.

Gio's Outdoors LLC was formed in November 2023. Trek now lists our Smithville bike shop as "Smithville Bike Co-op @ Gio's Outdoors."

Where we are today

We run three stores:

- **Smithville, MO:** 14781 N Fairview Dr, our home store
- **Leavenworth, KS:** Gio's Outdoors & Bikes, 2920 S 4th St
- **Raymore, MO:** 401 W Pine St, which still carries the Dave's Bike Shop sign (Dave has retired)

We opened two new stores in a single year and hired and trained the staff to run them.

Online, giosoutdoors.com sells what we carry in our stores. Through links with our suppliers, it can also ship more than 100,000 products straight from the supplier to the customer. That lets a small store offer a big catalog without holding all of that stock on our shelves.





What's next: Lenexa

Gio's Outdoors is named as a planned tenant at Vista Village, a new development in Lenexa, KS. It sits off K-10 near Prairie Star Parkway and Ridgeview Road. It would be our fourth store and our first in Johnson County. Longer term, we want

to grow into nearby states.

Why invest in a community round

We've always believed our community is our edge. This round opens a stake in Gio's to the riders, paddlers, hunters and neighbors who use our stores, so they can share in what they helped build.

How investors get paid (plain words)

This round's terms are set in the round on this page. Read them there before you invest. A few terms you'll see:

- **Revenue share.** A revenue share pays investors a set slice of the company's sales (revenue). Payments keep going until investors get back a set multiple of what they put in.
- **Payback multiple.** This is the total you can get back for each dollar you invest. For example, 2.0X means up to $2 back for every $1, paid over time. It isn't guaranteed.
- **SAFE (future equity).** A SAFE (Simple Agreement for Future Equity) is not stock today. It turns into ownership later, if the company raises a priced round or is sold.
- **Valuation cap.** The highest company value used when a SAFE turns into ownership. A lower cap means your money buys a bigger share.
- **Risk.** If sales fall short, payments can be slow or small. You may get back less than you put in, or nothing.

Risks to know

- Retail margins are thin, and bike and outdoor sales swing with the seasons and the economy.
- Opening a fourth store costs money and takes time. Its opening date isn't final.
- Gio's is a young company, formed in 2023, and depends heavily on its owner.
- Big-box and online retailers compete on price.

- Payments to investors depend entirely on how the business does.